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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 6

                                       TO

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                GROW GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                                GROW GROUP, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  399820 10 9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               LLOYD FRANK, ESQ.
                                   SECRETARY
                                GROW GROUP, INC.
                                200 PARK AVENUE
                              NEW YORK, N.Y. 10166
                                 (212) 599-4400

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATION ON BEHALF OF THE PERSON(S) FILING STATEMENT).

                                With a Copy to:

                            DANIEL E. STOLLER, ESQ.
                      SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                                919 THIRD AVENUE
                              NEW YORK, N.Y. 10022
                                 (212) 735-3000

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  This Amendment supplements and amends as Amendment No. 6 the
Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on May 4, 1995 (the "Schedule 14D-9"), by Grow Group, Inc., a New York corporation (the "Company"), relating to the tender offer by GDEN Corporation, a New York corporation (the "Purchaser") and an indirect wholly owned subsidiary of Imperial Chemical Industries PLC, a corporation organized under the laws of England ("Parent"), initially disclosed in a Tender Offer Statement on Schedule 14D-1, dated May 4, 1995, to purchase all outstanding shares of common stock, par value $0.10 per share (the "Common Stock" or the "Shares"), of the Company at a price of $18.10 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 4, 1995 and the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  At a meeting of the Board of Directors held on May 15, 1995, the Company's Board of Directors adopted a resolution directing that the management of the Company need not disclose in any Schedule 14D-9 or amendment thereto, the possible terms of any transaction or proposal or the parties thereto until an agreement in principle is reached which relates to or would result in one or more of the matters referred to in Item 7(a) of Schedule 14D-9 under the Exchange Act, including any agreement in principle with respect to modifications of the Merger Agreement, the Offer or the Sherwin-Williams Offer (as defined below).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

SHERWIN-WILLIAMS OFFER.

  On May 16, 1995, the Company filed a Schedule 14D-9 Solicitation/Recommendation Statement pursuant to Section 14(d)(4) of the Exchange Act with the Securities and Exchange Commission (the "Sherwin-Williams
Schedule 14D-9") in connection with the tender offer by GGI Acquisition, Inc. a New York corporation and a wholly-owned subsidiary of The Sherwin-Williams Company, an Ohio corporation, disclosed in a Tender Offer Statement on Schedule 14D-1, dated May 8, 1995, to purchase all outstanding Shares at a price of $19.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 8, 1995, and the related Letter of Transmittal (which together constitute the "Sherwin-Williams Offer"). In the Sherwin-Williams Schedule 14D-9, the Board of Directors of the Company expresses no opinion and remains neutral with respect to the Sherwin-Williams Offer.

  A copy of the Sherwin-Williams Schedule 14D-9 is filed herewith as Exhibit 26 and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

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EXHIBIT
  NO.
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
  26     Schedule 14D-9 Solicitation/Recommendation Statement pursuant to
          Section 14(d)(4) of the Securities Exchange Act of 1934, dated May 16, 1995, with respect to the Sherwin-Williams Offer.
  27     Press Release, dated May 16, 1995, issued by the Company.
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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 1995

                                          GROW GROUP, INC.

                                          By /s/ Lloyd Frank
                                             ----------------------
                                          Title: Secretary



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                                 EXHIBIT INDEX

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 EXHIBIT                                                                  PAGE
 NUMBER                           DESCRIPTION                            NUMBER
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
   26    Schedule 14D-9 Solicitation/Recommendation Statement pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934,
          dated May 16, 1995, with respect to the Sherwin-Williams
          Offer.
   27    Press Release, dated May 16, 1995, issued by the Company.
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